Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 8, 2006

Who Does Arcelor Belong To?
By WILBUR ROSS

June 7, 2006; Page A14

It is the dream of the autocrat everywhere. No longer need you seek the support of the electorate to stay in office. Instead, the onus is on the voters to throw you out. And 50% of those voters who turn out is not enough: It would take 50% of the entire electorate. Consider what this might mean if applied to U.S. presidential elections! Yet this autocratic dream might not be so fanciful in one case. For this is the proposal the Luxembourg-based steel company Arcelor is putting to its shareholders as a way of giving consent on its deal with the Russian steel producer, Severstal.

Arcelor has been fiercely resisting Mittal Steel's proposal that the two companies should merge. So far, so conventional. We did not agree with the steps Arcelor was taking to defend itself -- notably promising a huge cash return to shareholders, on a scale which would have threatened the financial stability and growth prospects of the company going forward. But shareholders will get to vote on this proposal, so one must accept that a democratic process is at work here.

What happened on May 26, however, introduced a completely different complexion. Arcelor announced a deal with Severstal whereby Arcelor will issue 295 million shares to take control of all Severstal's mining and steel assets. In exchange, Severstal gets a 32% stake in Arcelor -- rising to 38% after the capital-return exercise. While Arcelor sought to portray this as the culmination of years of cooperation between the two parties, it was clearly motivated by a desire to defeat the Mittal Steel offer.

There are three aspects of this transaction which raise concern. First, the question of price and control. Mittal Steel has made an offer to all Arcelor shareholders which represents a 70% premium over the stock's highest closing price prior to the announcement of our deal on Jan. 27. Naturally, shareholders expect a premium when ceding control, and 70% is by any standard a very generous number. The market apparently agrees: Our very competitive offer has driven up Arcelor's share price from €22 to €32.80. In the Severstal deal, by contrast, Arcelor shareholders are not made any offer at all. Worse, they are effectively ceding control to Severstal and its majority owner, Alexei Mordashov, at a 25% discount to the price Mittal is offering shareholders (based on a one-month average share price).

The second concern is that Mr. Mordashov should be required to make an offer for the entire share capital of Arcelor when his shareholding reaches 33%. However, the self-tender process would enable him to hold 38% without making any such offer to minorities. The third point concerns governance. It is one thing to be offered a controversial deal when you are given a say in the outcome. But this is not the case.

At the extraordinary general meeting that Arcelor has scheduled for June 28, the deal will be voted on. But it will pass unless more than 50% of the entire share capital of the company votes against it. This is most unusual. Normally when contemplating such a move, a company would seek the approval of its shareholders, and the threshold would be 66% of the capital either present or represented at the meeting. This is a deliberately prohibitive barrier. The percentage of the capital normally represented at an Arcelor general meeting is below 35%. There has never been a case in which 50% of the shares were represented at such a meeting -- never mind them all voting in the same direction.

So what Arcelor is offering is a vote that appears to offer a choice, but in reality points to only one outcome. This process offends the norms of good corporate governance. That is why Mittal Steel is delighted that the shareholder initiative -- requiring 20% investor support to achieve an orthodox shareholder approval vote -- has got the necessary support. Indeed, the extent of the success of this initiative -- getting around 30% of Arcelor shareholders, in only four days, to petition the Arcelor board to hold a meeting -- must be unprecedented in Europe, and demonstrates their strength of feeling on this issue. Apparently more than 191 million shares were pledged in support of this initiative. That's 19 million more than the number that reelected Arcelor Chairman Joseph Kinsch in April, an event he declared "a vote of confidence and a real mandate."

We must be clear what this vote is about. It is a request by these dissenting shareholders for a proper vote of approval on the Severstal deal. It is not an expression of preference for Mittal, or against Severstal. The opportunity for that will come later. A Mittal/Arcelor combination would have unique strategic advantages, and would fairly compensate Arcelor shareholders. We are more than happy to go to shareholders with this proposition. In the meantime, all we are asking for is a level playing field.

Mr. Ross is a nonexecutive director of Mittal Steel Company and CEO of W.L. Ross and Co.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which

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together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.

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